Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Kindred Healthcare, Inc.

Subject Company: RehabCare Group, Inc.

Commission File Number: 333-173050

Dear Colleague,

Now that we are nearing the time that we will join together Peoplefirst and RehabCare, we wanted to take the opportunity to provide you with a better idea of what you will experience immediately following the close. As we have continued to express, we want to make the transition and integration as seamless as possible for everyone.

Let me start by expressing my appreciation for the patience and support that the entire Peoplefirst rehab division has provided leading up to the planned integration with RehabCare. I would also like to say thank you for your ongoing dedication to quality rehab care, improved patient and resident outcomes and our promise of hope, healing and recovery.

As a token of our appreciation, immediately following the close we will be distributing a gift of a cooler and a RehabCare shirt voucher to all Peoplefirst employees. As we indicate in our management philosophy, we are dedicated to taking care of our people, and we want to be sure that every member of our rehab division understands our gratitude for a job well done. Once again, thank you!

The most obvious change you will experience Day 1 is the name change of Kindred’s rehab division from Peoplefirst to RehabCare. Our philosophy does not change, nor will the vast majority of our policies, forms and procedures.

We will continue to work diligently to seamlessly integrate our two companies’ nearly 16,000 therapists into a shared culture and care practices.

Here is what you can expect on Day 1 in several key areas:

Business Cards, Stationery and Name Badges

We will continue to use Peoplefirst business cards, stationery and badges for the immediate future.

Uniform Policy

Until the end of the year, there will be no change in uniform policies. Please continue to wear either your Peoplefirst shirts or your new RehabCare shirt to work. Prior to January 1, 2012, we will communicate any changes in uniform or policy.

Recruiting and Human Resources

The same recruiting and human resources policies and procedures will continue to be in place.

Travel and Expense Reports

The same travel and expense reporting policies and processes will continue to be in place.

Compliance Hotline

On Day 1, you will continue to use the same Compliance Hotline (800-359-7412).

Email Address and Access

Your email address will not change on Day 1. You will continue to access your email just as you do now. The Outlook Global Directory will be expanded to include both companies for Day 1.

Portable Technology

There will be no change on Day 1 for handheld devices including cellphones.

continued

While we move forward, I want to remind everyone that until the close of the transaction, Peoplefirst and RehabCare are competitors. From a legal and business perspective, it is critically important to maintain the businesses as completely independent from one another.

I look forward to leading this expanded rehab division of Kindred, and I know that the additions of Pat Henry and Mary Pat Welc will add to our talented and dedicated leadership team.

As I have stated previously, I encourage everyone to submit any questions you may have regarding the planned transition to Mary Van de Kamp at MaryD.VanDeKamp@kindredhealthcare.com.

Thanks for all you do!

Chris Bird
President, Peoplefirst Rehabilitation

continued

Additional Information About this Transaction

In connection with the pending transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (commission file number 333-173050) that includes a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. The registration statement was declared effective by the SEC on April 26, 2011. Kindred and RehabCare mailed the definitive joint proxy statement/prospectus to their respective stockholders on or about April 28, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings.”

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the pending transaction. You can find information about Kindred’s executive officers and directors in the joint proxy statement/prospectus. You can find information about RehabCare’s executive officers and directors in its amended Form 10-K filed with the SEC on April 28, 2011. You can obtain a free copy of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred’s stockholders as a result of the RehabCare acquisition; and (g) the ability of Kindred to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.